AB 3/28

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SEC MISSION

12012892

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47997 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emergent Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 American Boulevard West, Suite 670
(No. and Street)

Bloomington (City) Minnesota (State) 55431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlene Cooke 952-829-1212
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard (Address) Minneapolis (City) Minnesota (State) 55405 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Carlene Cooke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emergent Financial Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARLA M MUFF
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2015

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lurie Besikof Lapidus
& Company, LLP

# Emergent Financial Group, Inc.

## Financial Statements and Supplementary Information

Year Ended December 31, 2011

# Emergent Financial Group, Inc.

## Financial Statements and Supplementary Information

**Year Ended December 31, 2011**

# Emergent Financial Group, Inc.

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

## Independent Auditor's Report

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

We have audited the accompanying statement of financial condition of Emergent Financial Group, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emergent Financial Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 25, 2012

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

# Emergent Financial Group, Inc.

**Statement of Financial Condition**

| December 31 | 2011 |
|---|---|
| **Assets** | |
| Cash | $288,037 |
| Receivable from clearing broker | 2,418 |
| Receivable - other ($11,047 not allowable for net capital) | 100,648 |
| Due from officer | 1,337 |
| Clearing deposit | 35,000 |
| Equipment, net of accumulated depreciation of $42,370 | 6,879 |
| Prepaid expenses and other | 43,867 |
| **Total Assets** | **$478,186** |
| **Liabilities and Stockholder's Equity** | |
| Accounts payable | $ 6,691 |
| Accrued expenses | 99,317 |
| **Total Liabilities** | **106,008** |
| **Stockholder's Equity** | **372,178** |
| **Total Liabilities and Stockholder's Equity** | **$478,186** |

See notes to financial statements.

# Emergent Financial Group, Inc.

**Statement of Income**

| Year Ended December 31 | 2011 |
|---|---|
| **Income** | |
| Commissions | $ 884,022 |
| Money management fees | 1,430,865 |
| Private placement fees | 1,522,596 |
| Interest | 10,906 |
| **Total Income** | 3,848,389 |
| **Operating Expenses** | |
| Salaries and commissions | 3,056,344 |
| Transaction fees | 44,176 |
| Employee benefits | 95,422 |
| Payroll taxes | 38,231 |
| Other | 337,225 |
| **Total Operating Expenses** | 3,571,398 |
| **Net Income** | $ 276,991 |

See notes to financial statements.

# Emergent Financial Group, Inc.

**Statement of Changes in Stockholder's Equity**

| Description | Preferred Stock * | Common Stock ** | Additional Paid-In Capital | Accumulated Deficit | Stockholder's Equity |
|---|---|---|---|---|---|
| Balance, December 31, 2010 | $ 50,000 | $ 220,000 | $ 307,942 | $ (431,755) | $ 146,187 |
| **Dividends** | - | - | - | **(51,000)** | **(51,000)** |
| **Net income** | - | - | - | **276,991** | **276,991** |
| **Balance, December 31, 2011** | **$ 50,000** | **$ 220,000** | **$ 307,942** | **$ (205,764)** | **$ 372,178** |

* 50,000 shares authorized, issued and outstanding at $1.00 par value, nonvoting, noncumulative at 9%, payable when and only if declared by the Company's board of directors.

** 500,000 shares authorized, 1,000 shares issued and outstanding, no par value.

See notes to financial statements.

# Emergent Financial Group, Inc.

**Statement of Cash Flows**

| Year Ended December 31 | 2011 |
|---|---|
| **Operating Activities** | |
| Net income | $ 276,991 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 3,183 |
| Changes in operating assets and liabilities: | |
| Receivable from clearing broker | 15,242 |
| Receivables - other | (54,854) |
| Prepaid expenses and other | (5,829) |
| Accounts payable and accrued expenses | 46,919 |
| **Net Cash Provided by Operating Activities** | 281,652 |
| **Investing Activities** | |
| Purchase of equipment | (1,840) |
| Payments received on amount due from officer | 10,663 |
| **Net Cash Provided by Investing Activities** | 8,823 |
| **Financing Activity** | |
| Dividends | (51,000) |
| **Net Increase in Cash** | 239,475 |
| **Cash** | |
| Beginning of year | 48,562 |
| End of year | $ 288,037 |

See notes to financial statements.

# Emergent Financial Group, Inc.

**Notes to Financial Statements**

## 1. Description of Business and Summary of Significant Accounting Policies

**Description of Business**

Emergent Financial Group, Inc. (Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of VTMW Capital Management, Inc. The Company executes trades for clients primarily in the midwestern United States and deals primarily in over the counter equities and private placements.

**Use of Estimates**

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Revenue and Expense Recognition**

Commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date. Money management fees are recorded as earned at varying percentages of invested assets. Private placement fees are recorded when the underlying transaction occurs.

**Receivable from Clearing Broker**

The receivable from clearing broker represents commissions receivable related to customer transactions.

**Receivables - Other**

Other receivables primarily represents money management fees receivable and commissions receivable on private placements.

Management anticipates no substantial loss from the receivable balances. Therefore, no reserve was established at December 31, 2011.

**Equipment**

Equipment is stated at cost less accumulated depreciation. The Company provides depreciation using the straight-line and accelerated methods over the estimated useful lives of the assets. The estimated lives of the assets range from 3 to 7 years.

## 2. Off-Balance Sheet Risk

The Company clears all retail trade transactions for its customers on a fully disclosed basis with a clearing broker or dealer who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance sheet risk in the event the customers are unable to fulfill their contractual obligations. A $35,000 clearing account deposit was established to ensure the performance of obligations under the agreement.

Cash is maintained in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

# Emergent Financial Group, Inc.

**Notes to Financial Statements**

## 3. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2011, net capital was $309,048, which exceeded the minimum capital requirement by $301,981. Aggregate indebtedness was $106,008 at December 31, 2011, resulting in a ratio of aggregate indebtedness to net capital of .34 to 1.

The Company is exempt from Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

## 4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state income taxes are calculated as if the Company filed separate income tax returns.

Deferred taxes arise primarily from temporary differences between the income tax returns and financial statements in the recognition of accounts receivable, accounts payable and accrued expense. Income is recognized for income tax purposes when cash is received, rather than when earned. Expenses are deducted for income tax purpose when paid, rather than when incurred. The temporary differences resulted in an immaterial amount of deferred tax at December 31, 2011.

In 2011, the Company eliminated its current income tax expense by realizing a $59,000 benefit from its net operating loss (NOL) carryforward. As a result of utilizing this benefit, the Company reduced its valuation allowance by $59,000.

At December 31, 2011, the Company had a NOL carryforward of approximately $147,000 available to reduce future taxable income. The NOL carryforward begins to expire in 2028. The deferred tax asset related to the NOL carryforward was approximately $47,000 and was fully reserved at December 31, 2011, due to the uncertainty of its realization.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2008.

## 5. Lease Commitments

The Company has a lease agreement for office space that expires November 2015. The lease agreement contains a five-year renewal option. The lease requires the Company to pay certain operating costs, including maintenance, insurance and real estate taxes. Rent expense for 2011 was $102,043.

## 5. Lease Commitments (continued)

Approximate future minimum rental commitments due under the noncancellable operating lease are as follows:

| Years | Amount |
|---|---|
| 2012 | $ 48,000 |
| 2013 | 49,000 |
| 2014 | 60,000 |
| 2015 | 56,000 |
| **Total** | $ 213,000 |

## 6. Concentration of Revenue and Assets

Substantially all of the Company's commissions and money management fees were earned from an unrelated party that is a general partner in various limited investment partnership funds.

During the year, 58%, 43% and 10% of private placement fees earned were from three customers, respectively.

The Company's receivable from clearing broker and its clearing deposit were with one security clearinghouse totaling $37,418 at December 31, 2011.

## 7. 401(k) Plan

The Company has a qualified defined contribution plan under section 401(k) of the Internal Revenue Code which allows all eligible employees to defer a portion of their wages into a tax deferred account. The Company did not contribute to the plan in 2011.

## 8. Subsequent Events

Management has evaluated subsequent events through February 25, 2012, the date at which the financial statements were available to be issued.

Lurie Besikof Lapidus
& Company, LLP

**Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission**

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

We have audited the financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 25, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 25, 2012

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

# Emergent Financial Group, Inc.

**Computation of Net Capital**

| December 31 | 2011 |
|---|---|
| **Net Capital** | |
| Stockholder's equity | $ 372,178 |
| Deductions: | |
| Nonallowable items: | |
| Receivables - other | 11,047 |
| Due from officer | 1,337 |
| Equipment, net of accumulated depreciation | 6,879 |
| Prepaid expenses and other | 43,867 |
| Total Deductions | 63,130 |
| **Net Capital** | $ 309,048 |
| | |
| **Basic Net Capital Requirements** | |
| Net capital | $ 309,048 |
| Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater) | 7,067 |
| **Excess Net Capital** | $ 301,981 |
| | |
| **Aggregate Indebtedness** | $ 106,008 |
| | |
| **Ratio of Aggregate Indebtedness to Net Capital** | .34 to 1 |
| | |
| **Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2011** | |
| Net capital as reported by the Company | $ 315,736 |
| Net audit adjustments: | |
| Net audit adjustment to reclassify management fee as dividends | - |
| Adjust nonallowable deduction for change in prepaid expenses | (6,687) |
| Record change to depreciation expense | 93 |
| Adjust nonallowable deduction for decreases in net equipment | (93) |
| Rounding | (1) |
| **Net Capital** | $ 309,048 |

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

**Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

In planning and performing our audit of the financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377 4404
fax 612.377 1325
address 2501 Wayzata Boulevard
Minneapolis MN 55405
website www.lblco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 25, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 25, 2012

Lurie Besikof Lapidus
& Company, LLP

EMERGENT FINANCIAL GROUP, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

December 31, 2011

# EMERGENT FINANCIAL GROUP, INC.

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

December 31, 2011

# INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Emergent Financial Group, Inc.
Bloomington, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Emergent Financial Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Emergent Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Emergent Financial Group, Inc.'s management is responsible for Emergent Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check number 5334 dated January 31, 2012 for $4,504 submitted with SIPC-7; check number 5152 dated July 28, 2011 for $5,114 submitted with SIPC-6) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting total revenues per the Form SIPC-7 exceeded the audit Form X-17A-5 by $1,305;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Profit and Loss Statement prepared by the Company for the year ended December 31, 2011) noting items excludable from revenue, totaling $32,987, were not deducted from total revenue per the Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement prepared by the Company for the year ended December 31, 2011) supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed; there was no such overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 25, 2012

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047997 FINRA DEC
EMERGENT FINANCIAL GROUP INC 19*19
3600 AMERICAN BLVD W STE 670
BLOOMINGTON MN 55431-4511

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9,618

B. Less payment made with SIPC-6 filed (exclude interest) ( 5,114 )
7-28-11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,504

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,504

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,504

H. Overpayment carried forward $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Emergent Financial Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of Jan, 20 12.

CFO & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2011
and ending 12-31, 2011

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 3,847,084 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | -0- |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | -0- |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | -0- |
| Total deductions | -0- |
| 2d. SIPC Net Operating Revenues | $ 3,847,084 |
| 2e. General Assessment @ .0025 | $ 9,618 |
| | (to page 1, line 2.A.) |